Filed by FORM Holdings Corp.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: FORM Holdings Corp.
Exchange Act File Number: 001-34785

Set forth below is a press release of FORM Holdings Corp., dated September 12, 2016, providing updates on XpresSpa Holdings, LLC.

FORM Holdings Corp.: FORM HOLDINGS PROVIDES UPDATES ON XPRESSPA

New Spa Locations in Dallas/Fort Worth International Airport and Dubai International Airport

XpresSpa's Acquisition by FORM Holdings Expected to Close in the Fourth Quarter of 2016

NEW YORK - September 12, 2016 - FORM Holdings Corp. (NASDAQ: FH), a diversified holding company focused on acquiring and developing small to mid-market companies with growth potential, today provided an update on its pending acquisition of XpresSpa, the industry-leading luxury airport spa company.

Since announcing the acquisition on August 8, 2016, XpresSpa has strengthened its presence in the United States and around the world by opening its fourth spa location at the Dallas/Fort Worth International Airport (DFW) in Texas and its first spa location at the Dubai International Airport (DXB) in the United Arab Emirates, which is the busiest airport in the world, as measured by international passenger traffic.

XpresSpa Highlights

•	Projected 2016 revenue in excess of $40 million; total revenue for six months ended June 30, 2016 was $20.5 million
•	2015 full year Store-Level EBITDA[1] of $7.6 million, equal to 20% Store-Level EBITDA and $3.5 million of Store-Level EBITDA for the six months ended June 30, 2016
•	Approximately three times the number of locations as largest domestic competitor
•	Provided wellness services and products to approximately 900,000 customers in 2015 and growing in 2016
•	New CEO, Ed Jankowski, joined June 2016 with extensive experience in luxury and airport retail to lead future growth (World Duty Free, Godiva, Luxottica, among others)

Industry trends expected to be favorable with airport retail spending projected to grow at 19% CAGR from $4.2 billion in 2015 to $9.9 billion in 2020 according to New Market Research & Micro Market Monitor

XpresSpa Growth Plan

•	Targeting 11%+ Comparable store sales[2] growth for remainder of 2016 and 2017 up from 2.9% in the first half of 2016
•	Increase profitability and EBITDA by reducing corporate overhead
•	In the next 24 months XpresSpa estimates that there will be more than 25 spa locations being offered as formal RFPs by airport retail authorities domestically and additional opportunities internationally and through existing airport relationships
•	Historically, XpresSpa wins 80% of RFPs it has submitted
•	Explore franchise model in secondary and tertiary airports
•	Organically grow through focused menu of spa offerings and retail products

"We're thrilled to announce that we have opened new spa locations in Dallas and Dubai and are excited to continue to grow the XpresSpa brand and footprint throughout the world," said Ed Jankowski, CEO of XpresSpa. We look forward to closing this transaction and continuing to work closely with the team at FORM Holdings moving forward."

About FORM Holdings Corp.

FORM Holdings Corp. (NASDAQ: FH) is a publicly held diversified holding company that specializes in identifying, investing in and developing companies with superior growth potential.  FORM's current holdings include Group Mobile, FLI Charge, Infomedia and intellectual property assets.  Group Mobile is a provider of rugged, mobile and field-use computing products, serving customers worldwide.  FLI Charge designs, develops, licenses, manufactures and markets wireless conductive power and charging solutions.  Infomedia is a leading provider of customer relationship management and monetization technologies to mobile carriers and device manufacturers.  FORM Holdings' intellectual property division is engaged in the development and monetization of intellectual property. To learn more about Form Holdings Corp., visit: www.FormHoldings.com.

About XpresSpa

XpresSpa is the industry-leading luxury travel spa business, serving almost one million air travelers each year at its 48 stores across 21 airports in the United States, Amsterdam and Dubai as of August 24, 2016.  XpresSpa offers travelers premium spa services, including massages, reflexology, stress and tension release, manicures, pedicures, facials and waxing.  Its Xpress nail, massage and hair blow-out services are designed specifically for the busy traveling customer, with treatments completed in 30 minutes or less.  In stores and online, XpresSpa also offers exclusive luxury travel products and accessories, including travel pillows, blankets, massagers, and personal, hair, nail and bath and body products. XpresSpa has over 750 employees, including talented teams of professionally licensed massage therapists, cosmetologists and nail technicians who are committed to providing exceptional customer experiences.

Forward-Looking Statements

This press release includes forward-looking statements, which may be identified by words such as "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts.  Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein.  Statements in this press release regarding the proposed merger between FORM and XpresSpa; the expected timetable for completing the transaction; the potential value created by the proposed merger for FORM's stockholders and XpresSpa's equity holders; the potential of FORM's business after completion of the merger; XpresSpa's projected revenue, the ability to raise capital to fund operations and business plan; the continued listing of FORM's securities on the Nasdaq Capital Market; market acceptance of FORM products; the collective ability to protect intellectual property rights; competition from other providers and products; FORM's management and board of directors after completion of the Merger; and any other statements about FORM's or XpresSpa's management teams' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to: the risk that FORM and XpresSpa may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed merger for FORM's stockholders; FORM's inability to maintain the listing of its securities on the Nasdaq Capital Market after completion of the merger; the potential lack of market acceptance of FORM's products; FORM's inability to monetize and recoup FORM's investment with respect to assets and other businesses that that were acquired or will be acquired in the future; general economic conditions and level of information technology and consumer electronics spending; unexpected trends in the mobile phone and telecom computing industries; the potential loss of one or more of FORM's significant Original Equipment Manufacturer ("OEM") suppliers, the potential lack of market acceptance of FORM's products; market acceptance, quality, pricing, availability and useful life of FORM's  products and services, as well as the mix of FORM's  products and services sold; potential competition from other providers and products; FORM's inability to license and monetize FORM's patents, including the outcome of litigation; FORM's inability to develop and introduce new products and/or develop new intellectual property; FORM's  inability to protect FORM's  intellectual property rights; new legislation, regulations or court rulings related to enforcing patents, that could harm FORM's business and operating results; FORM's inability to retain key members of its management team; and other risks and uncertainties and other factors discussed from time to time in our filings with the Securities and Exchange Commission ("SEC"), including FORM's Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 10, 2016.  Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available. FORM expressly disclaims any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Important Additional Information Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of FORM, or XpresSpa or the solicitation of any vote or approval. In connection with the proposed transaction, FORM filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus contains important information about FORM, XpresSpa, the transaction and related matters. FORM will mail or otherwise deliver the proxy statement/prospectus to its stockholders when it will be declared effective by the SEC. Investors and security holders of FORM and XpresSpa are urged to read carefully the proxy statement/prospectus relating to the proposed merger (including any amendments or supplements thereto) in its entirety because it contains important information about the proposed transaction.

Investors and security holders of FORM will be able to obtain free copies of the proxy statement/prospectus for the proposed merger and other documents filed with the SEC by FORM through the website maintained by the SEC at www.sec.gov.

FORM and XpresSpa, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement between FORM and XpresSpa. Information regarding FORM's directors and executive officers is contained in FORM's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on March 10, 2016. Information regarding XpresSpa's directors and officers and a more complete description of the interests of XpresSpa's directors and officers in the proposed transaction is available in the proxy statement/prospectus that was filed by FORM with the SEC in connection with the proposed transaction.

Contacts

FORM HOLDINGS
212-309-7549
info@FormHoldings.com

[1] Store-level EBITDA is a non-GAAP financial measure and is defined as earnings before any corporate general and administrative expenses, depreciation and amortization, interest and tax. Store EBITDA is a measure that helps XpresSpa assess earnings after the direct costs of delivering the services and selling products in the spas were incurred.

[2] Comparable store sales are defined as current period sales from stores opened longer than a year compared to the period of those same stores' sales a year ago.